EXHIBIT 21.1

Subsidiaries

1.	American Superconductor Europe GmbH (*) - established in Germany
2.	ASC Devens LLC (*) - incorporated in Delaware
3.	ASC Securities Corp. (*) - incorporated in Massachusetts
4.	Superconductivity, Inc. (*) - incorporated in Delaware

* Wholly owned subsidiary of American Superconductor Corporation